SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 26, 2010

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated April 26, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   April 26, 2010

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - April 26, 2010

New Tanzanian Mining Act Levels Playing Field

With Other African Jurisdictions

Tanzanian Royalty Exploration Corporation wishes to announce that the government of Tanzania has passed its proposed Mining Act 2010 which appears to bring the country's royalty rates for minerals production more in line with other African mining nations.

The new mining act is intended to alleviate public concerns that the minerals sector in Tanzania is not contributing enough to the national economy, an issue that has surfaced in developing countries around the world.

Among the highlights of the new mining legislation is the adoption of a gross revenue form of royalty that will see royalty rates increase from 3% to 4% for precious and base metals and from 5% to 6% for diamonds and gemstones. There will be a flat 7% rate applied to uranium production and a standard 3% rate for other minerals.  In addition, the new act requires the government to own a stake in future mining projects based on the level of investment in each individual joint venture.

The Mining Act 2010 also requires mining companies to list on the Dar es Salaam Stock Exchange which Tanzanian Royalty is preparing to do.

The Tanzanian government examined various forms of royalties used in other mining jurisdictions and concluded the gross royalty route was the least complicated from an administration standpoint

“Adopting Gross Revenue form of royalty simplifies royalty calculation since it is based on few documents, and it is computed once at the point of export within the country. This form of royalty also eliminates disputes between the Government and mine operators resulting from royalty reconciliation,” the Tanzania Minerals Audit Agency said in a discussion report prepared before the new legislation was passed.

The agency noted that despite changes to fiscal regimes for the mining industry in Zambia, Ghana, and South Africa, (the latter two countries being the African continent’s largest gold producers) investor confidence in those countries remained strong after the changes were implemented.  In Ghana, royalties vary from 3-6% of the gross value of minerals produced.

The new mining bill also seeks to make it mandatory for the government to set aside specific areas for small-scale miners as a means of averting conflicts between artisanal miners and larger mining companies. According to James E. Sinclair, Chairman and CEO of Tanzanian Royalty, “Our company has been a trend setter in this particular area and in fact we have already entered into partnership arrangements with artisanal miners which have provided mutual benefits to both parties.”

“We are also in a position to provide expertise to these people in all facets of mining including equipment selection and optimization, on site training, operating practices, and safety issues,” Sinclair stated.

In addition to finding and developing viable mineral deposits in Tanzania for the benefit of all stakeholders, Sinclair insisted that the Company “has a moral obligation to empower Tanzanians by providing them with skills and knowledge that will help sustain them in the future.”

“The new legislation will provide the impetus for Tanzanian Royalty and other companies to contribute in a meaningful way to Tanzanian society while developing the nation’s vast resource potential in a responsible manner.”

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.